August 30, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Request for Acceleration
Galleria Co.
Registration Statement on Form S-4 and Form S-1
Initially Filed April 22, 2016
File No. 333-210857

Galleria Co. (the “Company”) respectfully requests under Rule 461(a) of the Securities Act of 1933, as amended (the “Securities Act”), that the effective date of the above-referenced Registration Statement under the Securities Act be accelerated to 9:00 a.m. Eastern time on September 1, 2016, or as soon thereafter as possible.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that in connection with the Registration Statement:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Securities and Exchange Commission

August 30, 2016

Very truly yours,

GALLERIA CO.

By:	/s/ Jason Muncy
Name:	Jason Muncy
Title:	Secretary